UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

PC MOBILE MEDIA CORP.

(Exact name of registrant as specified in its charter)

Nevada	001-37834	47-4933278
(State or Other Jurisdiction of	(Commission	(I.R.S. Employer
Incorporation or Organization)	File Number)	Identification No.)

9345 Falls Peak Ave

Las Vegas, NV 89178

(Address of Principal Executive Offices) (Zip Code)

(702) 308-9670

(Registrant’s telephone number, including area code)

______________

(Former Name or former address if changed from last report.)

Nevada

(State or other jurisdiction of Incorporation or Organization)

July 3, 2017

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about July 7, 2017 to holders of record at the close of business on July 3, 2017 (the “Record Date”), of shares of common stock, par value $0.001 per share (the “Common Stock ), of PC Mobile Media Corp., a Nevada corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”). The change of control is the result of the sale of a majority of the issued and outstanding Common Stock by the holder thereof which sale was consummated on June 28, 2017 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about July 7, 2017.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of shares of Common Stock (the “Shares”) entitled to vote. In this case, on the Closing Date, Mr. Paul Conforte appointed Lam Chi Kwong Leo Chan Tung Ngai and Hu Jiasheng to the Board of Directors. Mr. Conforte has also agreed to resign as a director ten (10) days after this Information Statement is mailed to shareholders, which will leave the aforementioned three (3) Directors of the Company. Under the Company’s bylaws, no vote of stockholders of the Company is required to effectuate the appointment of a new director to fill a vacant seat, or for the change in the composition of the Board in the manner described herein.

On the Closing Date, Mr. Conforte, the holder of an aggregate of 8,000,000 Shares of the Company, representing approximately 66.67% of the issued and outstanding Shares of the Company as of the Closing Date, sold 8,000,000 of his Shares to Twelve (12) purchasers shown in the table below, each of whom now beneficially owns greater than 5% of the Company’s issued and outstanding Shares (the “Purchasers”). As a result of the foregoing transactions on the Closing Date, the Purchasers own Shares representing approximately 66.67% of the issued and outstanding Company Shares.

CHANGES TO THE BOARD OF DIRECTORS

Mr. Conforte, the President, Chief Executive Officer and Chief Financial Officer and Chairman of the Board of Directors of the Company, submitted his resignation from all executive officer positions with the Company, and his membership on the Board, which resignation shall become effective at the close of business on the 10th day following the mailing of this Information Statement to the stockholders of the Company (the “Effective Date ”).  Lam Chi Kwong Leo was appointed Chairman of the Board and Chief Executive Officer.  Lee Hiu Lan was appointed as Secretary, Treasurer and Chief Financial Officer.  Chan Tung Ngai and Hu Jiasheng were both appointed as a Director. The appointments were effective upon the Closing Date.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

On the Closing Date, Mr. Conforte resigned all officer positions with the Company and resigned as Chairman of the Board (but remained a Board member).  Mr. Conforte also resigned as a director of the Company, provided that his resignation is subject to and not effective until the close of business on the 10th day after the Company distributes an information statement to its shareholders in accordance with SEC Rule 14f-1.  The Company did not have any committees, and therefore Mr. Conforte never served on any committees. Mr. Conforte did not resign as a result of any disagreement with the Company.

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Lam Chi Kwong Leo	40	CEO, Director, President, Chairman
Lee Hiu Lan	28	CFO, Treasurer, Secretary
Chan Tung Ngai	29	Director
Hu Jiasheng	47	Director

Lam Chi Kwong Leo- CEO, Director, President, Chairman

Mr. Lam graduated in 2000 from the University of Ottawa, Canada, with a Bachelor of Science degree. Since 2013, Mr. Lam was the Chief Executive Officer and one of the founders of Red Stone Global Investment, which provides a comprehensive range of financial services in risk management, fund-trading, offshore account, trust, asset refinancing and management. He was responsible for establishing the company structure, compliance monitoring system, and administrative system of the company.  From 2014 to 2015, Mr. Lam served as the Head of Fund Distributor of Asia One Financial Group, which provides comprehensive financial planning services and portfolio management services to institutional and individual clients in Asia.  He was responsible for the marketing of the fund distribution in Asia and had raised more than 25 million USD within 1 year. In June 2017, Mr. Lam was appointed as the Chairman, Chief Executive Officer and Director of the Company.

Lee Hiu Lan- CFO, Treasurer, Secretary

Lee Hiu Lan graduated from Hong Kong University of Science and Technology with a Bachelor of Business Administration degree (Professional Accountancy) in 2011. Ms. Lee, after graduation, worked in Deloitte Touche Tohmatsu for 3 years and she obtained the Certified Public Accountant designation in late 2014. She led the teams for auditing financial statements and reviewing the interim financial report of some major listed companies in Hong Kong. She left Deloitte Touche Tohmatsu with an exceed expectation performance appraisal from the management. After that, in 2015, Ms. Lee served as the Regional Operation Director of Sun Sin Ye (Shenzhen) Limited, fully in charge of the development of the chained restaurants in the mainland China. Overseeing internal controls and reviewing operating procedures among China offices for consistency was one of the major tasks. She took an active role in analyzing the financial performances of the whole group. In June 2017, Ms. Lee was appointed as the Chief Financial Officer, Treasury and Secretary of the Company, managing the financial strategy and operations of the group. She is committed to maximizing long-term shareholder value, ensuring a balanced portfolio of stable growth investment, and maintaining the high level of integrity and transparency for the Company.

Chan Tung Ngai- Director

Chan Tung Ngai achieved a Bachelor of Business Administration degree in Finance and Information System in the Hong Kong University of Science and Technology in 2010. Mr. Chan joined AXA Hong Kong as a management trainee in 2010. AXA is one of the largest insurance companies in the world. From 2010 to 2016, he played a supporting role to various insurance sectors including life insurance, Mandatory Provident Fund, employee benefit, bancassurance, and insurance brokerage, and he has led the development of the first-in-the-market mobile platform for employee benefit. He co-founded Guangdong Sinno Holdings Group, whose subsidiaries provide asset management, financing, information technology and renewable resources services, and is the executive chairman of the Group. Since 2017, Mr. Chan has become the director of Hong Kong Wuyi Youth Association. The Association serves youngsters to fulfill their achievement by organizing various activities, such as startup funding. In June 2017, Mr. Chan was appointed as the Director of the Company.

Hu Jiasheng- Director

Mr. Hu holds a Bachelor of Administration Management degree from the Renmin University of China. Mr. Hu is the co-founder and the chairman of Guangdong Sinno Holdings Group, whose subsidiaries provide asset management, financing, information technology and renewable resources services. Mr. Hu founded Guangzhou Lirui Asset Management Company Limited in 2011 and has been focusing on trading of precious metals and wealth management. In June 2017, Mr. Hu was appointed as the Director of the Company.

Involvement in Certain Legal Proceedings .

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 75,000,000 Shares, par value $0.001 per share, of which there were 12,000,000 Shares issued and outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth, as of June 28, 2017, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the Shares and (ii) each of the Company’s directors and “named executive officers.” As of the June 28, 2017, there were 12,000,000 Shares issued and outstanding.

Title of class	Name and address of beneficial owner and nature of beneficial ownership	Amount		Percent of class

	Officers and Directors

Common	Paul Conforte, Departing CEO & CFO and Departing Director	0*		*0%
	9345 Falls Peak Avenue, Las Vegas, Nevada 89178, The United States

Common	Lam Chi Kwong Leo, CEO, Chairman and Director (i) (ii)	6,398,000	(1)	53.32%
	Room 1107, 11/F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

Common	Lee Hiu Lan, CFO, Treasurer and Secretary (ii)	147,000		1.23%
	Room 1107, 11/F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

Common	Hu Jiasheng, Director (ii)	0		0%
	Room 1107, 11/F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

Common	Chan Tung Ngai, Director (ii)	0		0%
	Room 1107, 11/F, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

	Total Officers and Directors	6,545,000		54.55%

Common	Fan Chi Wai	442,000		3.68%
	Flat A, 5/F, Tung Hing Bldg., 41 Belcher's Street, Hong Kong
Common	Lau Wai Lun Flat 1113, Shun Yee House, Lei Cheng Uk Estate, Kowloon, Hong Kong	120,000		1.00%
Common	Cheng Siu Kuen Carol Room 9, 14/F, Luen Hing Apts, 47 Smithfield, Kennedy Town, Hong Kong	52,000		0.43%
Common	Fan Chi Wing Room 9, 14/F, Luen Hing Apts, 47 Smithfield, Kennedy Town, Hong Kong	52,000		0.43%
Common	Chung Sau Yung Flat A, 5/F, Tung Hing Bldg., 41 Belcher's Street, Hong Kong	52,000		0.43%

Common	Chow Chung Yan Flat A, 5/F Mei Foo Sun Chuen, 14 Broadway, Lai Chi Kok, Kln, Hong Kong	147,400	(2)	1.23%
Common	Wu Chun Yin Steven Flat D, 19/F, Block 5, La Cite Noble, 1 Ngan O Road, Tsueng Kwan O, N.T.,	147,400		1.23%
Common	Chow Kin Fan Rm 01 25/F, Blk P, Luk Yeung Sun Chuen, Tsuen Wan, N.T., Hong Kong	147,400		1.23%
Common	Lau Wai Kwong Flat H, 21/F, Ho Shun Fuk Building, 60 Sau Fu Street, Yuen Long, N.T., Hong Kong	147,400		1.23%
Common	Chan Yee Nor Edith Room 407, 4/F, HK Baptist Theological Seminary, 1 Nin Ming Raod, Sai O, N.T., Hong Kong	147,400		1.23%

	Total Other Shares	8,000,000		66.67%

*	Paul Conforte sold all of his 8,000,000 shares of the Company’s Common Stock, effective May 31, 2017, and now owns 0%.
(1)	Mr. Lam Chi Kwong Leo’s 6,398,000 shares is held by Asia Advisory Limited, an entity beneficially owned and controlled by Mr. Lam Chi Kwong Leo.
(2)	Ms. Chow Chung Yan is the spouse of Mr. Lam Chi Kwong Leo.

The above table reflects Share ownership as of the Record Date, and after giving effect to the transactions that took place on the Closing Date. Each Share has one vote per share on all matters submitted to a vote of our shareholders. We have no preferred stock issued and outstanding.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may, in the future, decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PC MOBILE MEDIA CORP.

Date: July 3, 2017

By:	/s/ Lam Chi Kwong Leo
Lam Chi Kong Leo, Chief Executive Officer